FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006,

PERMANENT FINANCING (NO. 3) PLC
(Translation of registrant’s name into English)
35 Great St. Helens, London EC3A 6AP, United Kingdom
(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED
(Translation of registrant’s name into English)
35 Great St. Helens, London EC3A 6AP, United Kingdom
(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED
(Translation of registrant’s name into English)
47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒    Form 40-F    ☐

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No     ☒

Permanent Monthly Report

For period from 1 Dec 2006 to 31 Dec 2006

Mortgages Trust Determination Date	2 Jan 2007
Mortgages Trust Distribution Date	3 and 4 Jan 2007
Current Funding 1 Interest Period	11 Dec 2006 to 12 Mar 2007
Current Funding 2 Interest Period	17 Oct 2006 to 16 Jan 2007

Key Parties

Mortgages Trustee	Permanent Mortgages Trustee Limited
Depositors	Permanent Funding (No. 1) Limited (Funding 1), Permanent Funding (No. 2) Limited (Funding 2)
Seller	Halifax plc
Servicer	Halifax plc
Cash Manager	Halifax plc
Issuing Entities	Permanent Financing (No. 1 through 9) PLC, Permanent Master Issuer PLC
Security Trustee	The Bank of New York, London
Note Trustee	The Bank of New York, London

Mortgages Trust Summary

Principal Balance at start of period	£43,461,242,137.62
Current Principal Balance	£48,482,722,537.35
Opening Trust Assets	£100.00
Total	£48,482,722,637.35

Number of loans in pool at start of period	584,773
Current number of loans in pool	629,187

Funding 1 Issuer Notes outstanding (GBP)	£29,624,411,750.00
less Cash Accumulation Ledger balance	£2,144,404,000.00
less Funding 1 Principal Ledger balance	£688,509,000.00
less Principal Deficiency Ledger balance	£240,048.91
Funding 1 Share	£26,791,258,701.09
Funding 1 Share %	55.26125%

Funding 2 Issuer Notes outstanding (GBP)	£5,411,550,000.00
less Cash Accumulation Ledger balance	£—
less Funding 2 Principal Ledger balance	£—
less Principal Deficiency Ledger balance	£97,491.12
Funding 2 Share	£5,411,452,608.88
Funding 2 Share %	11.16199%

Seller Share	£16,280,011,227.38
Seller Share %	33.57676%
Minimum Seller Share	£2,432,793,547.59
Minimum Seller Share %	5.01786%

Distribution(s)

On a monthly basis, Mortgages Trust Revenue Receipts are allocated on a pro-rata basis between Funding 1, Funding 2 and the Seller based upon their respective shares in the Trust.  Mortgages Trust Principal Receipts are allocated first on a pro-rata basis between Funding 1 and Funding 2 based upon their respective shares in the Trust, up to their respective cash accumulation requirements and then to the Seller.  On a quarterly basis, Funding 1 will distribute its receipts to the issuers Permanent Financing (No. 1) PLC to Permanent Financing (No. 9) PLC inclusive, Funding 2 will distribute its receipts to Permanent Master Issuer PLC (Master Issuer) and in turn the issuers will distribute their respective receipts to the noteholders, via the paying agents and swap providers.

Mortgages Trust Distributions 3 and 4 Jan 2007(1)

Mortgages Trust Revenue Receipts	£193,131,082.74
Mortgages Trust Principal Receipts	£1,365,684,116.42
Total Cash received by Mortgages Trustee	£1,558,815,199.16

Revenue distribution
Amounts due to the Servicer	£1,866,222.38
Other amounts due	—
Paid to Permanent Funding (No. 1) Limited	£120,537,354.05
Paid to Permanent Funding (No. 2) Limited	£23,791,608.69
Paid to the Seller	£46,935,897.62
£193,131,082.74

Principal distribution
Paid to Permanent Funding (No. 1) Limited	£687,115,558.30
Paid to Permanent Funding (No. 2) Limited	£—
Paid to the Seller	£678,568,558.12
£1,365,684,116.42

(1) Two distributions due to the Mortgages Trustee acquiring new loans from the Seller, as detailed in ‘Substituted assets’, and the Seller increasing its share in the trust.

Distribution to Master Issuer noteholders 15 Dec 2006

A distribution was made to the holders of the Issue 2006-1 series 1 class A notes by Citibank, N.A., as principal paying agent, on behalf of the Master Issuer.  Citibank, N.A. was paid, on behalf of the Master Issuer, by Deutsche Bank AG, as series 1 class A currency swap provider.

Details of the Master Issuer’s quarterly distribution will be added to the report once the first distribution has occurred.

Mortgages Trust Pool Assets Analysis

A very small number of loans were repurchased from the Trust by the Seller during the period, for being in breach of the representations and warranties under the Mortgage Sale Agreement.

Current HVR1 rate	7.00%
Current HVR2 rate	6.25%
Current Flexible Variable rate	6.15%

Yield net of Funding Swaps over 3 Month Sterling LIBOR	0.54614%

Arrears & Possessions

Months in arrears	Aggregate outstanding balance	% of Total	Aggregate amount of Arrears	Number of accounts	% of Total
Current - < 1 month	£47,445,892,789.31	97.86%	£2,378,937.00	618,083	98.24%
1 - < 2 months	£463,210,363.13	0.96%	£3,603,844.65	5,138	0.82%
2 - < 3 months	£151,249,768.79	0.31%	£2,286,516.81	1,678	0.27%
3 - < 6 months	£217,181,379.81	0.45%	£5,689,527.66	2,256	0.36%
6 - < 12 months	£149,064,273.65	0.31%	£7,558,796.98	1,521	0.24%
>= 12 months	£56,123,962.66	0.12%	£5,143,599.16	511	0.08%
Total	£48,482,722,537.35	100.00%	£26,661,222.26	629,187	100.00%

Properties in possession	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Brought forward	£18,012,819.99	0.04%	155	0.02%
Repossessed			35	0.01%
Sold			33	0.01%
Relinquished			1	0.00%
Carried forward	£16,888,820.52	0.03%	156	0.02%

Average time from possession to sale in days (this period)	101

A loan is identified as being in arrears where an amount equal to or greater than a full month’s contractual payment is outstanding at the end of the month.  A loan is not defined as defaulted until the property relating to that loan has been taken into possession.  A loan is not charged off as uncollectable until the property relating to that loan has been disposed of following default.

Substituted assets

Period	Balance of accounts	Number of accounts
This period	£6,373,073,080.31	60,773

CPR

Month	Monthly CPR	1-month annualised	3-month annualised	12-month annualised
December 2006	3.14%	31.83%	36.79%	33.22%
November 2006	4.69%	43.83%	36.88%	33.56%
October 2006	3.49%	34.70%	35.63%	32.84%

   1-month annualised CPR is calculated as 1 - ( (1-R) ^ 12 )

   3-month annualised CPR is calculated as the average of the 1-month annualised CPR for the most recent 3 months.

 12-month annualised CPR is calculated as the average of the 1-month annualised CPR for the most recent 12 months.

where in each case R is ‘Monthly CPR’ or total principal receipts received plus the principal balance of loans repurchased by the Seller (primarily due to further advances) during the period, divided by the aggregate principal balance of the loans in the portfolio as at the start of the period.

Excess spread

Month	Excess spread
December 2006	0.27590%
November 2006	0.31735%
October 2006	0.30522%

Excess spread is calculated by deducting actual and estimated costs, including the weighted average margin on the notes, from the yield above.

Range of outstanding balances at end of period	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
£0 - £24,999.99	£1,433,844,810.14	2.96%	102,925	16.36%
£25,000 - £49,999.99	£5,664,744,806.37	11.68%	152,063	24.17%
£50,000 - £74,999.99	£7,488,273,283.85	15.45%	120,849	19.21%
£75,000 - £99,999.99	£7,748,469,362.91	15.98%	89,380	14.21%
£100,000 - £124,999.99	£6,665,705,723.22	13.75%	59,668	9.48%
£125,000 - £149,999.99	£5,236,703,465.72	10.80%	38,370	6.10%
£150,000 - £174,999.99	£3,657,206,502.78	7.54%	22,688	3.61%
£175,000 - £199,999.99	£2,573,753,869.55	5.31%	13,816	2.20%
£200,000 - £224,999.99	£1,920,424,744.16	3.96%	9,089	1.44%
£225,000 - £249,999.99	£1,382,110,819.07	2.85%	5,846	0.93%
£250,000 - £299,999.99	£1,765,176,111.20	3.64%	6,513	1.04%
£300,000 - £349,999.99	£1,163,462,364.14	2.40%	3,623	0.58%
£350,000 - £399,999.99	£750,950,851.83	1.55%	2,021	0.32%
£400,000 - £449,999.99	£600,557,368.93	1.24%	1,425	0.23%
£450,000 - £500,000	£420,139,570.60	0.87%	891	0.14%
>£500,000	£11,198,882.88	0.02%	20	0.00%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

The weighted average current balance is:	£128,960.41

Range of LTV ratios at origination*	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
0% - 24.99%	£2,204,275,922.76	4.55%	68,761	10.93%
25% - 49.99%	£12,165,543,002.51	25.09%	205,117	32.60%
50% - 74.99%	£19,739,393,895.40	40.71%	211,262	33.58%
75% - 79.99%	£3,223,821,549.29	6.65%	29,632	4.71%
80% - 84.99%	£2,442,689,859.43	5.04%	23,058	3.66%
85% - 89.99%	£3,108,190,558.23	6.41%	29,023	4.61%
90% - 94.99%	£3,275,949,123.22	6.76%	33,409	5.31%
95% - 96.99%	£1,621,407,309.94	3.34%	19,664	3.13%
97%	£699,414,039.81	1.44%	9,243	1.47%
>97%	£2,037,276.76	0.00%	18	0.00%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

*excluding capitalised interest, capitalised high LTV fees, insurance fees, booking fees and valuation fees.

The weighted average LTV at origination is:	61.16%

Range of LTV ratios at end of reporting period*	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
0% - 24.99%	£4,955,440,311.02	10.22%	166,150	26.41%
25% - 49.99%	£16,461,626,232.21	33.95%	237,906	37.81%
50% - 74.99%	£18,735,555,465.71	38.64%	162,534	25.83%
75% - 79.99%	£2,593,243,694.65	5.35%	19,920	3.17%
80% - 84.99%	£2,800,086,281.06	5.78%	20,361	3.24%
85% - 89.99%	£2,065,144,219.13	4.26%	15,177	2.41%
90% - 94.99%	£675,935,284.86	1.39%	5,493	0.87%
95% - 96.99%	£122,369,592.60	0.25%	1,030	0.16%
97% - 99.99%	£72,027,363.02	0.15%	605	0.10%
>=100%	£1,294,093.09	0.00%	11	0.00%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

*including capitalised interest, capitalised high LTV fees, insurance fees, booking fees and valuation fees and using indexed valuation.

The weighted average current LTV is:	53.79%

Region	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
London & South East	£14,408,251,797.58	29.72%	125,872	20.01%
Midlands & East Anglia	£10,686,037,258.11	22.04%	137,757	21.89%
North	£6,592,631,086.42	13.60%	114,344	18.17%
North West	£5,758,828,881.35	11.88%	92,976	14.78%
South Wales & West	£7,025,172,926.14	14.49%	89,320	14.20%
Scotland	£3,961,131,151.41	8.17%	68,491	10.89%
Unknown	£50,669,436.34	0.10%	427	0.07%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

Age of loans in months	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
< 6	£1,444,731,447.19	2.98%	12,187	1.94%
6 - <12	£6,777,776,768.55	13.98%	61,368	9.75%
12 - <18	£6,858,645,507.07	14.15%	62,722	9.97%
18 - <24	£5,091,199,707.12	10.50%	56,274	8.94%
24 - <30	£6,287,607,701.60	12.97%	69,137	10.99%
30 - <36	£4,017,249,418.80	8.29%	48,862	7.77%
36 - <42	£3,972,101,679.49	8.19%	48,731	7.75%
42 - <48	£2,639,125,318.75	5.44%	37,231	5.92%
48 - <54	£2,443,509,329.42	5.04%	36,904	5.87%
54 - <60	£1,793,131,566.77	3.70%	30,757	4.89%
60 - <66	£1,435,008,348.41	2.96%	27,710	4.40%
66 - <72	£826,695,468.66	1.71%	17,523	2.79%
>=72	£4,895,940,275.52	10.10%	119,781	19.04%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

The weighted average seasoning of the loans, in months, is:	35.23

Years to maturity of loans	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
< 5	£1,004,811,498.64	2.07%	37,472	5.96%
5 - <10	£4,212,220,676.19	8.69%	89,969	14.30%
10 - <15	£6,733,391,357.35	13.89%	107,202	17.04%
15 - <20	£11,807,320,417.10	24.35%	154,246	24.52%
20 - <25	£21,325,920,133.67	43.99%	206,039	32.75%
25 - <30	£2,913,263,990.74	6.01%	26,781	4.26%
30 - <35	£483,613,703.43	1.00%	7,454	1.18%
>=35	£2,180,760.23	0.00%	24	0.00%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

The weighted average remaining term of the loans, in years, is:	18.74

Use of proceeds	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Purchase	£30,358,364,546.30	62.62%	403,360	64.11%
Remortgage	£18,124,357,991.05	37.38%	225,827	35.89%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

Property type	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Detached	£14,487,246,482.67	29.88%	148,365	23.58%
Semi-detached	£14,317,050,415.38	29.53%	208,218	33.09%
Terraced	£13,582,951,595.28	28.02%	200,241	31.83%
Other*	£6,095,474,044.02	12.57%	72,363	11.50%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

*Primarily flats or maisonettes

Origination channel	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Direct origination by Halifax	£20,352,455,416.84	41.98%	307,835	48.93%
Intermediaries	£28,021,944,467.30	57.80%	318,947	50.69%
Other channels	£108,322,653.21	0.22%	2,405	0.38%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

Repayment terms	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Repayment	£29,800,363,264.40	61.47%	434,274	69.02%
Interest-only	£18,682,359,272.95	38.53%	194,913	30.98%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

Payment method	Aggregate outstanding balance	% of Total	Number of accounts	% of Total
Direct debit	£36,314,458,197.02	74.90%	438,410	69.68%
Halifax payment plan	£10,271,197,163.65	21.19%	155,840	24.77%
Other	£1,897,067,176.68	3.91%	34,937	5.55%
Total	£48,482,722,537.35	100.00%	629,187	100.00%

Special rate and flexible loans

Type of loan	Aggregate outstanding balance	% of Total	Number of holdings*	% of Total
Discounted variable rate loans	£24,145,798.27	0.06%	248	0.04%
Fixed rate loans	£25,677,441,569.17	59.63%	298,784	53.43%
Capped rate loans	£—	0.00%	—	0.00%
Tracker rate loans	£17,276,464,347.72	40.12%	259,154	46.35%
Flexible loans	£82,856,703.06	0.19%	998	0.18%
Total Special rate and flexible	£43,060,908,418.22	100.00%	559,184	100.00%

Distribution of fixed rate loans

Fixed rate %	Aggregate outstanding balance	% of Total	Number of holdings*	% of Total
0 - 3.99%	£173,252,644.29	0.67%	7,928	2.65%
4.00 - 4.99%	£15,583,454,191.49	60.69%	142,988	47.86%
5.00 - 5.99%	£9,457,822,848.22	36.83%	137,672	46.08%
6.00 - 6.99%	£461,515,719.99	1.80%	10,146	3.40%
7.00 - 7.99%	£1,262,898.39	0.00%	46	0.02%
8.00 - 8.99%	£133,266.79	0.00%	4	0.00%
Total	£25,677,441,569.17	100.00%	298,784	100.00%

Year in which current fixed rate period ends	Aggregate outstanding balance	% of Total	Number of holdings*	% of Total
2006	£799,618,255.49	3.11%	9,024	3.02%
2007	£8,495,860,709.66	33.09%	89,065	29.81%
2008	£10,416,779,800.62	40.57%	104,206	34.88%
2009	£1,861,922,333.45	7.25%	25,339	8.48%
2010	£1,564,059,456.46	6.09%	25,650	8.58%
2011	£1,794,086,467.76	6.99%	27,261	9.12%
2012	£50,320,135.26	0.20%	876	0.29%
2013	£87,206,649.15	0.34%	1,251	0.42%
2014	£333,899,941.78	1.30%	4,391	1.47%
2015	£166,024,635.22	0.65%	3,854	1.29%
2016	£107,663,184.32	0.42%	7,867	2.63%
Total	£25,677,441,569.17	100.00%	298,784	100.00%

*An account may have more than one product holding.

Ledgers

Funding 1 Share / Funding 2 Share / Seller Share Ledger

Date	Collateral pool balance	Funding 1 Share	Funding 2 Share	Seller Share	Funding 1 Share %	Funding 2 Share %	Seller Share %
29-Dec-06	£48,475,852,377.15	£26,791,260,168.54	£5,411,452,905.29	£16,273,139,303.32	55.2691%	11.1636%	33.5674%
01-Dec-06	£43,461,242,137.62	£27,478,614,308.30	£5,411,499,890.35	£10,571,127,938.97	63.2281%	12.4518%	24.3201%
01-Nov-06	£45,594,365,767.58	£27,652,457,525.84	£5,411,545,286.08	£12,530,362,955.66	60.6516%	11.8694%	27.4790%

Revenue Ledger

Month	Revenue receipts on the loans	GIC interest	Total
December 2006	£187,885,536.85	£5,245,545.89	£193,131,082.74
November 2006	£189,408,488.27	£5,723,385.41	£195,131,873.68
October 2006	£183,272,493.48	£2,281,178.66	£185,553,672.14

Distribution

Month	Servicer	Other amounts per Priority of Payments	Funding 1	Funding 2	Seller
December 2006	£1,866,222.38	£—	£120,537,354.05	£23,791,608.69	£46,935,897.62
November 2006	£1,873,741.06	£150.00	£118,197,042.53	£23,131,000.94	£51,929,939.15
October 2006	£1,799,278.12	£—	£113,998,265.07	£19,649,202.65	£50,106,926.30

Principal Ledger

Month	Principal receipts on the loans	Principal for Further Advances	Total
December 2006	£917,891,075.25	£447,793,041.17	£1,365,684,116.42
November 2006	£1,677,545,448.71	£462,408,951.78	£2,139,954,400.49
October 2006	£962,375,915.71	£365,832,328.15	£1,328,208,243.86

Distribution

Month	Funding 1	Funding 2	Seller
December 2006	£687,115,558.30	£—	£678,568,558.12
November 2006	£173,611,250.00	£—	£1,966,343,150.49
October 2006	£895,830,257.63	£—	£432,377,986.23

Losses Ledger

Month	Losses in month	Funding 1 share of losses	Funding 2 share of losses	Seller share of losses	Cumulative losses
December 2006	£379,989.95	£240,048.91	£47,281.47	£92,659.57	£3,465,374.61
November 2006	£382,459.25	£231,967.54	£45,395.73	£105,095.98	£3,085,384.66
October 2006	£293,923.28	£214,357.22	£4,813.92	£74,752.14	£2,702,925.41

Funding 1 Principal Deficiency Ledger (BBB sub-ledger)

Month	Debit	Credit	Balance
December 2006	£240,048.91	£713,875.79	£240,048.91
November 2006	£231,967.54	£—	£713,875.79
October 2006	£214,357.22	£—	£481,908.25

Funding 1 Reserve Ledger

Month	Debit	Credit	Balance	Funding 1 Reserve Required Amount
December 2006	£—	£—	£545,000,000.00	£545,000,000.00
November 2006	£—	£—	£545,000,000.00	£545,000,000.00
October 2006	£—	£—	£545,000,000.00	£545,000,000.00

Funding 1 Liquidity Reserve Ledger

Month	Debit	Credit	Balance drawn	Balance available
December 2006	£—	£—	£—	£150,000,000.00
November 2006	£—	£—	£—	£150,000,000.00
October 2006	£—	£—	£—	£150,000,000.00

Funding 2 Principal Deficiency Ledger (BB sub-ledger)

Month	Debit	Credit	Balance
December 2006	£47,281.47	£—	£97,491.12
November 2006	£45,395.73	£—	£50,209.65
October 2006	£4,813.92	£—	£4,813.92

Funding 2 Reserve Ledger

Month	Debit	Credit	Balance	Funding 2 Reserve Required Amount
December 2006	£—	£—	£92,000,000.00	£92,000,000.00
November 2006	£—	£—	£92,000,000.00	£92,000,000.00
October 2006	£—	£92,000,000.00	£92,000,000.00	£92,000,000.00

Trigger events

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new Servicer is not appointed within 30 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the loans comprising the trust property is less than £33,000,000,000 to July 2009 or is less than £32,000,000,000 to April 2010.

Asset trigger events:

If there has been a debit to the relevant AAA Principal Deficiency Sub-Ledger.

No trigger events have occurred

Notes outstanding

Issuing entity*	Notes	Original rating S&P/Moody’s/Fitch	Expected maturity date	Final maturity date	Outstanding at start of period	Outstanding at end of period	Reference rate	Margin
Permanent Financing No.1	Series 4 Class A1	AAA / Aaa / AAA	11/Jun/2007	10/Jun/2009	€750,000,000	€750,000,000	—	5.100%
Permanent Financing No.1	Series 4 Class A2	AAA / Aaa / AAA	10/Sep/2007	10/Jun/2042	£1,000,000,000	£1,000,000,000	5.27375%	0.180%
Permanent Financing No.1	Series 4 Class B	AA / Aa3 / AA	10/Dec/2007	10/Jun/2042	£52,000,000	£52,000,000	5.27375%	0.300%
Permanent Financing No.1	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2007	10/Jun/2042	£52,000,000	£52,000,000	5.27375%	1.200%
Permanent Financing No.2	Series 4 Class A	AAA / Aaa / AAA	10/Dec/2007	10/Dec/2009	$1,750,000,000	$1,750,000,000	5.35313%	0.220%
Permanent Financing No.2	Series 4 Class B	AA / Aa3 / AA	10/Dec/2007	10/Jun/2042	€56,500,000	€56,500,000	3.66200%	0.450%
Permanent Financing No.2	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2007	10/Jun/2042	€56,500,000	€56,500,000	3.66200%	1.450%
Permanent Financing No.2	Series 5 Class A	AAA / Aaa / AAA	10/Dec/2008	10/Jun/2042	£750,000,000	£750,000,000	5.27375%	0.250%
Permanent Financing No.2	Series 5 Class B	AA / Aa3 / AA	10/Dec/2008	10/Jun/2042	£26,000,000	£26,000,000	5.27375%	0.450%
Permanent Financing No.2	Series 5 Class C	BBB / Baa2 / BBB	10/Dec/2008	10/Jun/2042	£26,000,000	£26,000,000	5.27375%	1.450%
Permanent Financing No.3	Series 3 Class A	AAA / Aaa / AAA	10/Jun/2008 & 10/Sep/2008	12/Sep/2033	$1,500,000,000	$1,500,000,000	5.35313%	0.180%
Permanent Financing No.3	Series 3 Class B	AA / Aa3 / AA	10/Sep/2008	10/Jun/2042	$52,000,000	$52,000,000	5.35313%	0.350%
Permanent Financing No.3	Series 3 Class C	BBB / Baa2 / BBB	10/Sep/2008	10/Jun/2042	$52,000,000	$52,000,000	5.35313%	1.150%
Permanent Financing No.3	Series 4 Class A1	AAA / Aaa / AAA	10/Mar/2009 & 10/Jun/2009	12/Sep/2033	€700,000,000	€700,000,000	3.66200%	0.190%

Permanent Financing No.3	Series 4 Class A2	AAA / Aaa / AAA	10/Mar/2009 & 10/Jun/2009	12/Sep/2033	£750,000,000	£750,000,000	5.27375%	0.190%
Permanent Financing No.3	Series 4 Class B	AA / Aa3 / AA	10/Jun/2009	10/Jun/2042	€62,000,000	€62,000,000	3.66200%	0.390%
Permanent Financing No.3	Series 4 Class C	BBB / Baa2 / BBB	10/Jun/2009	10/Jun/2042	€62,000,000	€62,000,000	3.66200%	1.180%
Permanent Financing No.3	Series 5 Class A	AAA / Aaa / AAA	10/Dec/2010	10/Jun/2042	£400,000,000	£400,000,000	—	5.521%
Permanent Financing No.3	Series 5 Class B	AA / Aa3 / AA	10/Dec/2010	10/Jun/2042	€20,000,000	€20,000,000	3.66200%	0.450%
Permanent Financing No.3	Series 5 Class C	BBB / Baa2 / BBB	10/Dec/2010	10/Jun/2042	€20,000,000	€20,000,000	3.66200%	1.230%
Permanent Financing No.4	Series 2 Class A	AAA / Aaa / AAA	12/Mar/2007	10/Mar/2009	$2,400,000,000	$2,400,000,000	5.35313%	0.070%
Permanent Financing No.4	Series 2 Class B	AA / Aa3 / AA	12/Mar/2007	10/Jun/2042	$100,700,000	$100,700,000	5.35313%	0.180%
Permanent Financing No.4	Series 2 Class M	A / A2 / A	12/Mar/2007	10/Jun/2042	$59,900,000	$59,900,000	5.35313%	0.330%
Permanent Financing No.4	Series 2 Class C	BBB / Baa2 / BBB	12/Mar/2007	10/Jun/2042	$82,200,000	$82,200,000	5.35313%	0.720%
Permanent Financing No.4	Series 3 Class A	AAA / Aaa / AAA	10/Dec/2008 & 10/Mar/2009	11/Mar/2024	$1,700,000,000	$1,700,000,000	5.35313%	0.140%
Permanent Financing No.4	Series 3 Class B	AA / Aa3 / AA	10/Mar/2009	10/Jun/2042	$75,800,000	$75,800,000	5.35313%	0.230%
Permanent Financing No.4	Series 3 Class M	A / A2 / A	10/Mar/2009	10/Jun/2042	$40,400,000	$40,400,000	5.35313%	0.370%
Permanent Financing No.4	Series 3 Class C	BBB / Baa2 / BBB	10/Mar/2009	10/Jun/2042	$55,400,000	$55,400,000	5.35313%	0.800%
Permanent Financing No.4	Series 4 Class A	AAA / Aaa / AAA	10/Sep/2009 & 10/Dec/2009	10/Mar/2034	€1,500,000,000	€1,500,000,000	3.66200%	0.150%
Permanent Financing No.4	Series 4 Class B	AA / Aa3 / AA	10/Dec/2009	10/Jun/2042	€85,000,000	€85,000,000	3.66200%	0.280%
Permanent Financing No.4	Series 4 Class M	A / A2 / A	10/Dec/2009	10/Jun/2042	€62,500,000	€62,500,000	3.66200%	0.450%
Permanent Financing No.4	Series 5 Class A1	AAA / Aaa / AAA	10/Mar/2011	10/Jun/2042	€750,000,000	€750,000,000	—	3.9615%
Permanent Financing No.4	Series 5 Class A2	AAA / Aaa / AAA	10/Mar/2011	10/Jun/2042	£1,100,000,000	£1,100,000,000	5.27375%	0.170%
Permanent Financing No.4	Series 5 Class B	AA / Aa3 / AA	10/Mar/2011	10/Jun/2042	£43,000,000	£43,000,000	5.27375%	0.330%
Permanent Financing No.4	Series 5 Class M	A / A2 / A	10/Mar/2011	10/Jun/2042	£32,000,000	£32,000,000	5.27375%	0.500%
Permanent Financing No.4	Series 5 Class C	BBB / Baa2 / BBB	10/Mar/2011	10/Jun/2042	£54,000,000	£54,000,000	5.27375%	0.900%
Permanent Financing No.5	Series 2 Class A	AAA / Aaa / AAA	11/Dec/2006, 12/Mar/2007, 11/Jun/2007 & 10/Sep/2007	10/Jun/2011	$1,300,000,000	$975,000,000	5.35313%	0.110%
Permanent Financing No.5	Series 2 Class B	AA / Aa3 / AA	10/Sep/2007	10/Jun/2042	$56,400,000	$56,400,000	5.35313%	0.180%
Permanent Financing No.5	Series 2 Class C	BBB / Baa2 / BBB	10/Sep/2007	10/Jun/2042	$46,200,000	$46,200,000	5.35313%	0.650%
Permanent Financing No.5	Series 3 Class A	AAA / Aaa / AAA	10/Mar/2009 & 10/Jun/2009	12/Jun/2034	$750,000,000	$750,000,000	5.35313%	0.160%
Permanent Financing No.5	Series 3 Class B	AA / Aa3 / AA	10/Jun/2009	10/Jun/2042	$32,500,000	$32,500,000	5.35313%	0.260%
Permanent Financing No.5	Series 3 Class C	BBB / Baa2 / BBB	10/Jun/2009	10/Jun/2042	$27,000,000	$27,000,000	5.35313%	0.820%
Permanent Financing No.5	Series 4 Class A	AAA / Aaa / AAA	10/Sep/2009 & 10/Dec/2009	10/Jun/2042	€1,000,000,000	€1,000,000,000	3.66200%	0.170%
Permanent Financing No.5	Series 4 Class B	AA / Aa3 / AA	10/Dec/2009	10/Jun/2042	€43,500,000	€43,500,000	3.66200%	0.330%
Permanent Financing No.5	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2009	10/Jun/2042	€36,000,000	€36,000,000	3.66200%	0.780%
Permanent Financing No.5	Series 5 Class A1	AAA / Aaa / AAA	10/Jun/2011	10/Jun/2042	£500,000,000	£500,000,000	—	5.625%
Permanent Financing No.5	Series 5 Class A2	AAA / Aaa / AAA	10/Jun/2011	10/Jun/2042	£750,000,000	£750,000,000	5.27375%	0.190%
Permanent Financing No.5	Series 5 Class B	AA / Aa3 / AA	10/Jun/2011	10/Jun/2042	£47,000,000	£47,000,000	5.27375%	0.350%
Permanent Financing No.5	Series 5 Class C	BBB / Baa2 / BBB	10/Jun/2011	10/Jun/2042	£39,000,000	£39,000,000	5.27375%	0.850%
Permanent Financing No.6	Series 2 Class A	AAA / Aaa / AAA	10/Sep/2007 & 10/Dec/2007	12/Dec/2011	$1,000,000,000	$1,000,000,000	5.35313%	0.090%
Permanent Financing No.6	Series 2 Class B	AA / Aa3 / AA	10/Dec/2007	10/Jun/2042	$35,800,000	$35,800,000	5.35313%	0.140%
Permanent Financing No.6	Series 2 Class C	BBB / Baa2 / BBB	10/Dec/2007	10/Jun/2042	$34,700,000	$34,700,000	5.35313%	0.450%
Permanent Financing No.6	Series 3 Class A	AAA / Aaa / AAA	10/Dec/2007, 10/Mar/2008, 10/Jun/2008 & 10/Sep/2008	10/Sep/2032	£1,000,000,000	£1,000,000,000	5.27375%	0.125%
Permanent Financing No.6	Series 3 Class B	AA / Aa3 / AA	10/Sep/2008	10/Jun/2042	£35,300,000	£35,300,000	5.27375%	0.230%
Permanent Financing No.6	Series 3 Class C	BBB / Baa2 / BBB	10/Sep/2008	10/Jun/2042	£34,200,000	£34,200,000	5.27375%	0.680%
Permanent Financing No.6	Series 4 Class A	AAA / Aaa / AAA	10/Dec/2009 & 10/Mar/2010	10/Jun/2042	€750,000,000	€750,000,000	3.66200%	0.140%
Permanent Financing No.6	Series 4 Class B	AA / Aa3 / AA	10/Mar/2010	10/Jun/2042	€26,100,000	€26,100,000	3.66200%	0.230%
Permanent Financing No.6	Series 4 Class C	BBB / Baa2 / BBB	10/Mar/2010	10/Jun/2042	€25,300,000	€25,300,000	3.66200%	0.680%
Permanent Financing No.6	Series 5 Class A1	AAA / Aaa / AAA	12/Sep/2011	10/Jun/2042	£500,000,000	£500,000,000	5.27375%	0.150%
Permanent Financing No.6	Series 5 Class A2	AAA / Aaa / AAA	12/Sep/2011	10/Jun/2042	£500,000,000	£500,000,000	5.27375%	0.160%
Permanent Financing No.6	Series 5 Class B	AA / Aa3 / AA	12/Sep/2011	10/Jun/2042	£34,800,000	£34,800,000	5.27375%	0.310%
Permanent Financing No.6	Series 5 Class C	BBB / Baa2 / BBB	12/Sep/2011	10/Jun/2042	£33,700,000	£33,700,000	5.27375%	0.800%
Permanent Financing No.7	Series 2 Class A	AAA / Aaa / AAA	10/Sep/2007	10/Sep/2014	$1,400,000,000	$1,400,000,000	5.35313%	0.040%
Permanent Financing No.7	Series 2 Class B	AA / Aa3 / AA	10/Sep/2007	10/Jun/2042	$60,700,000	$60,700,000	5.35313%	0.110%
Permanent Financing No.7	Series 2 Class C	BBB / Baa2 / BBB	10/Sep/2007	10/Jun/2042	$59,200,000	$59,200,000	5.35313%	0.330%
Permanent Financing No.7	Series 3 Class A	AAA / Aaa / AAA	10/Sep/2009, 10/Dec/2009, 10/Mar/2010 & 10/Jun/2010	10/Sep/2032	€1,700,000,000	€1,700,000,000	3.66200%	0.070%
Permanent Financing No.7	Series 3 Class B	AA / Aa3 / AA	10/Jun/2010	10/Jun/2042	€73,700,000	€73,700,000	3.66200%	0.120%
Permanent Financing No.7	Series 3 Class C	BBB / Baa2 / BBB	10/Jun/2010	10/Jun/2042	€71,800,000	€71,800,000	3.66200%	0.430%
Permanent Financing No.7	Series 4 Class A	AAA / Aaa / AAA	10/Jun/2010 & 10/Sep/2010	10/Sep/2032	£850,000,000	£850,000,000	5.27375%	0.080%
Permanent Financing No.7	Series 4 Class B	AA / Aa3 / AA	10/Sep/2010	10/Jun/2042	£36,800,000	£36,800,000	5.27375%	0.130%
Permanent Financing No.7	Series 4 Class C	BBB / Baa2 / BBB	10/Sep/2010	10/Jun/2042	£35,900,000	£35,900,000	5.27375%	0.450%
Permanent Financing No.7	Series 5 Class A	AAA / Aaa / AAA	10/Jun/2011 & 12/Dec/2011	10/Sep/2032	£500,000,000	£500,000,000	5.27375%	0.100%

Permanent Financing No.8	Series 2 Class A	AAA / Aaa / AAA	10/Jun/2008	10/Jun/2014		$1,400,000,000		$1,400,000,000	5.35313%	0.070%
Permanent Financing No.8	Series 2 Class B	AA / Aa3 / AA	10/Jun/2008	10/Jun/2042		$69,800,000		$69,800,000	5.35313%	0.150%
Permanent Financing No.8	Series 2 Class C	BBB / Baa2 / BBB	10/Jun/2008	10/Jun/2042		$82,900,000		$82,900,000	5.35313%	0.400%
Permanent Financing No.8	Series 3 Class A	AAA / Aaa / AAA	10/Mar/2010 & 10/Jun/2010	10/Sep/2032		$1,000,000,000		$1,000,000,000	5.35313%	0.120%
Permanent Financing No.8	Series 3 Class B	AA / Aa3 / AA	10/Jun/2010	10/Jun/2042		$52,000,000		$52,000,000	5.35313%	0.200%
Permanent Financing No.8	Series 3 Class C	BBB / Baa2 / BBB	10/Jun/2010	10/Jun/2042		$40,400,000		$40,400,000	5.35313%	0.520%
Permanent Financing No.8	Series 4 Class A	AAA / Aaa / AAA	10/Sep/2010 & 10/Dec/2010	10/Sep/2032		€1,000,000,000		€1,000,000,000	3.66200%	0.130%
Permanent Financing No.8	Series 4 Class B	AA / Aa3 / AA	10/Dec/2010	10/Jun/2042		€47,200,000		€47,200,000	3.66200%	0.200%
Permanent Financing No.8	Series 4 Class C	BBB / Baa2 / BBB	10/Dec/2010	10/Jun/2042		€65,700,000		€65,700,000	3.66200%	0.520%
Permanent Financing No.8	Series 5 Class A1	AAA / Aaa / AAA	12/Dec/2011	10/Jun/2042		£400,000,000		£400,000,000	5.27375%	0.150%
Permanent Financing No.8	Series 5 Class A2	AAA / Aaa / AAA	12/Sep/2011 & 12/Dec/2011	10/Sep/2032		£600,000,000		£600,000,000	5.27375%	0.150%
Permanent Financing No.8	Series 5 Class A3	AAA / Aaa / AAA	12/Dec/2011	10/Jun/2042		£500,000,000		£500,000,000	5.27375%	0.150%
Permanent Financing No.9	Series 1 Class A	A-1+ / P-1 / F1+	12/Mar/2007	12/Mar/2007		$1,500,000,000		$1,500,000,000	5.35000%	-0.030%
Permanent Financing No.9	Series 1 Class B	AA / Aa3 / AA	12/Mar/2007	10/Jun/2042		$63,400,000		$63,400,000	5.35313%	0.080%
Permanent Financing No.9	Series 1 Class C	BBB / Baa2 / BBB	12/Mar/2007	10/Jun/2042		$66,600,000		$66,600,000	5.35313%	0.300%
Permanent Financing No.9	Series 2 Class A	AAA / Aaa / AAA	10/Mar/2009	10/Mar/2015		$1,750,000,000		$1,750,000,000	5.35313%	0.040%
Permanent Financing No.9	Series 2 Class B	AA / Aa3 / AA	10/Mar/2009	10/Jun/2042		$67,800,000		$67,800,000	5.35313%	0.130%
Permanent Financing No.9	Series 2 Class C	BBB / Baa2 / BBB	10/Mar/2009	10/Jun/2042		$72,800,000		$72,800,000	5.35313%	0.380%
Permanent Financing No.9	Series 3 Class A	AAA / Aaa / AAA	10/Dec/2010 & 10/Mar/2011	10/Jun/2033		$1,000,000,000		$1,000,000,000	5.35313%	0.100%
Permanent Financing No.9	Series 3 Class B	AA / Aa3 / AA	10/Mar/2011	10/Jun/2042		$38,000,000		$38,000,000	5.35313%	0.170%
Permanent Financing No.9	Series 3 Class C	BBB / Baa2 / BBB	10/Mar/2011	10/Jun/2042		$41,900,000		$41,900,000	5.35313%	0.500%
Permanent Financing No.9	Series 4 Class A	AAA / Aaa / AAA	10/Jun/2011 & 12/Sep/2011	10/Jun/2033		€1,600,000,000		€1,600,000,000	3.66200%	0.110%
Permanent Financing No.9	Series 4 Class B	AA / Aa3 / AA	12/Sep/2011	10/Jun/2042		€61,200,000		€61,200,000	3.66200%	0.150%
Permanent Financing No.9	Series 4 Class C	BBB / Baa2 / BBB	12/Sep/2011	10/Jun/2042		€64,600,000		€64,600,000	3.66200%	0.500%
Permanent Financing No.9	Series 5 Class A	AAA / Aaa / AAA	10/Sep/2012	10/Jun/2042		£750,000,000		£750,000,000	5.27375%	0.110%
Permanent Master Issuer	2006-1 1A	A-1+ / P-1 / F-1+	15/Oct/2007	15/Oct/2007		$—		$1,000,000,000	5.35000%	-0.020%
Permanent Master Issuer	2006-1 1B	AA / Aa3 / AA	15/Oct/2007	15/Jul/2042		$—		$35,800,000	5.37296%	0.080%
Permanent Master Issuer	2006-1 1C	BBB / Baa2 / BBB	15/Oct/2007	15/Jul/2042		$—		$35,800,000	5.37296%	0.200%
Permanent Master Issuer	2006-1 2A	AAA / Aaa / AAA	15/Oct/2009	15/Oct/2015		$—		$1,750,000,000	5.37296%	0.040%
Permanent Master Issuer	2006-1 2B	AA / Aa3 / AA	15/Oct/2009	15/Jul/2042		$—		$134,900,000	5.37296%	0.120%
Permanent Master Issuer	2006-1 2C	BBB / Baa2 / BBB	15/Oct/2009	15/Jul/2042		$—		$134,900,000	5.37296%	0.400%
Permanent Master Issuer	2006-1 3A	AAA / Aaa / AAA	15/Oct/2009 & 15/Jan/2010	15/Jul/2033	CA$	—	CA$	350,000,000	4.34415%	0.055%
Permanent Master Issuer	2006-1 4A1	AAA / Aaa / AAA	15/Oct/2008	15/Oct/2015		€—		€500,000,000	3.49500%	0.060%
Permanent Master Issuer	2006-1 4A2	AAA / Aaa / AAA	15/Oct/2009 & 15/Jan/2010	15/Jul/2033		€—		€1,750,000,000	3.49500%	0.110%
Permanent Master Issuer	2006-1 4B	AA / Aa3 / AA	15/Jan/2010	15/Jul/2042		€—		€129,300,000	3.49500%	0.150%
Permanent Master Issuer	2006-1 4C	BBB / Baa2 / BBB	15/Jan/2010	15/Jul/2042		€—		€129,300,000	3.49500%	0.450%
Permanent Master Issuer	2006-1 5A	AAA / Aaa / AAA	16/Jul/2012 & 15/Oct/2012	15/Jul/2033		$—		$1,500,000,000	5.37296%	0.110%
Permanent Master Issuer	2006-1 6A1	AAA / Aaa / AAA	15/Apr/2013	15/Apr/2020		£—		£500,000,000	5.11715%	0.120%
Permanent Master Issuer	2006-1 6A2	AAA / Aaa / AAA	15/Apr/2013	15/Apr/2020		£—		£600,000,000	5.11715%	0.120%

*Permanent Master Issuer is a Funding 2 Issuing Entity; the others are Funding 1 Issuing Entities.

Contact details and report distribution channels

If you have any queries regarding this report, please contact:

Tracey Hill

LP/3/3/SEC

Trinity Road

Halifax

HX1 2RG

Tel:  +44 (0) 113 235 2176

Fax: +44 (0) 113 235 7511

e-mail: traceyhill@halifax.co.uk

Reports can be obtained from :

markunsworth@halifax.co.uk

or:

SEC EDGAR database @: www.sec.gov/edgar

Bloomberg under ticker: Perma or Permm

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 3) PLC
(Registrant)

Date January 22, 2007	/s/David Balai
By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date January 22, 2007	/s/David Balai
By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date January 22, 2007	/s/David Balai
By: David Balai
Title: Director